SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C.  20549

                                              SCHEDULE 13G
                                Under the Securities Exchange Act of 1934
                                  			       Meridian Industrial Trust Inc. (MDN)
                                  			       (Name of Issuer)
                               		 		          COMMON STOCK
                               				            589643105
                                  				       (CUSIP Number)


Check the following Box if a fee is being paid with this statement  [_]

1)	Names of Reporting Persons, SS or IRS Identification Nos. of Above Persons:
	OTR - Nominee Name for The State Teachers Retirement Board of Ohio, 31-1312155

2)	Check the appropriate box if a member of a group*   (a) [_]       (b) [_]

3)	SEC Use Only

4)	Citizenship or Place of Organization
						Columbus, Ohio

Number of Shares Beneficially Owned by Each Reporting Person With...
			5) Sole Voting Power..............
                                COMMON STOCK                    300000
                                PREFERRED CLASS B               649351
                                                                ------
					                                   TOTAL                   949351

			6) Shared Voting Power.........

			7) Sole Dispositive Power.........
                                COMMON STOCK                    300000
                                PREFERRED CLASS B               649351
                                                                ------
                                   					TOTAL                   949351


			8) Shared Dispositive Power...

9)	Aggregate Amount Beneficially Owned by Each Reporting Person....
                                COMMON STOCK                    300000
                                PREFERRED CLASS B               649351
                                                                ------
                                   					TOTAL                   949351

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*   [_]

11)	Percent of Class Represented by Amount in Row (9)........
                                COMMON STOCK                     2.21%
                                PREFERRED CLASS B               28.57%

                                   					TOTAL                   5.98%


12)	Type of Reporting Person*..........	 EP

						                            SCHEDULE 13G

Item 1	(a)	Name of Issuer
			        This Statement on Schedule 13G relates to the shares of common
			        stock and preferred stock class B of Meridian Industrial Trust Inc.

		     (b)	Address of Issuer's Principal Executive Offices:
                                455 Market ST. 17th Fl.  San Francisco CA  94105

Item 2	(a)	Name of Person Filing: 	This Statement is filed by OTR nominee for
			        The State Teachers Retirement Board of Ohio (STRS).

		     (b)	Address of Principal Business Office:	The business address of STRS
			        is 275 East Broad Street, Columbus, Ohio  43215.

		     (c)	Citizenship:		Not Applicable

		     (d)	Title of Class of Securities:  The securities are shares of common and preferred stock class B stock.

Item 3		Type of Person Filing:	STRS is an employee benefit plan
			     established for teachers of the public schools of Ohio to provide
			     retirement allowances and other benefits under the terms of
			     Chapter 3307 of the Ohio Revised Code.

Item 4	OWNERSHIP
		     (a)	Amount Beneficially Owned:	STRS owns 300000 shares of
	    		     Meridian Industrial Trust Inc.. common stock and 649351
            shares of preferred class B stock.

		     (b)	Percent of Class:	STRS believes that there are presently
           15868290 outstanding shares of Meridian Industrial Trust Inc common stock and preferred stock Class B;
           therefore, STRS' ownership of 300000 shares of Meridian
           Industrial Trust Inc. common stock and 649351 shares of preferred stock Class B (for a total or 949351) is 5.98 percent of this class.

		     (c)	Number of Shares As To Which Such Person Has Power:
		         STRS has both (i) sole power to vote or to direct the vote and
		         (iii) sole power to dispose or to direct the disposition of 300000
		         shares of Meridian Industrial Trust Inc common stock and 649351 shares of preferred stock Class B.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
					       Not Applicable.

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
					       Not Applicable.

Item 7	IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY
		     WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
					       Not Applicable.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
					       Not Applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP
					       Not Applicable.

Item 10	CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  12/31/96
OTR, nominee name for The State Teachers Retirement Board of Ohio
275 East Broad Street, Columbus, Ohio  43215,   Telephone:  614-227-4003
Signature
/s/ STEPHEN A. MITCHELL
 ...................................
STEPHEN A. MITCHELL
DEPUTY EXECUTIVE DIRECTOR